April 16, 2014



Securities and Exchange Commission
100 F Street
Washington, D.C.  20549


        This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of
1934 and is in satisfaction of Item (c) of Part II of Form
12b-25.

        We are the independent auditors of the GL Beyond Income Fund (the "Registrant"). The Registrant has stated in Part III of filing Form 12-25 that it is unable to timely file, without unreasonable effort or expense, its Form N-SAR for the year ended January 31, 2014.

        We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25. We are unable to complete our audits of the Registrant's financial statements and furnish the required report on internal control for a timely filing as we have not fully concluded our audit procedures with respect to private placement investments of the Fund.





               BBD, LLP